Exhibit 99.77(c)

ITEM 77C – Matters Submitted to a Vote of Security Holders

1.	On February 17, 2015 a Special Meeting of Shareholders of Voya Global Resources Portfolio, a series of Voya Investors Trust, was held at which the shareholders were asked to approve: (1) an Agreement and Plan of Reorganization by and between the Global Resources Portfolio and Voya Global Value Advantage Portfolio, providing for the reorganization of Global Resources Portfolio with and into Voya Global Value Advantage Portfolio.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted

Voya Resources Portfolio	1*	23,661,282.127	1,692,931.726	1,919,787.066	27,274,000.919

* The proposal passed.